SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 11-K

(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT
         OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001 OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
          ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

Commission file number 333-12551

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Home Properties of New York Retirement Savings Plan
       ------------------------------------------------------------------

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Home Properties of New York, Inc.
                               850 Clinton Square
                            Rochester, New York 14604

                              REQUIRED INFORMATION

     The Home Properties Retirement Savings Plan (the "Plan") is subject to the Employee Retirement Security Income Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ending December 31, 2001 and 2000, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith as Exhibit 99.1 and incorporated herein by reference.

EXHIBITS

Exhibit Number         Description
-------------------    ---------------

99-1 Financial Statement and Schedules of the Plan for the two fiscal years ending December 31, 2001 and 2000

99-2 Consent of Insero, Kasperski, Ciaccia & Co., P.C., independent accountants

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                          HOME PROPERTIES RETIREMENT SAVINGS PLAN


Date:  June 28, 2002


                          By:      /s/ David P. Gardner

                          Name:    David P. Gardner

                          Title: Chairman of the Administrative Committee, the Administrator of the Plan

                                                                 EXHIBIT 99-1

                                 HOME PROPERTIES
                             RETIREMENT SAVINGS PLAN


                                FINANCIAL REPORT

                                DECEMBER 31, 2001

                                 HOME PROPERTIES
                             RETIREMENT SAVINGS PLAN
                               ROCHESTER, NEW YORK

                                TABLE OF CONTENTS


Independent Auditors' Report                                                 1

Statements of Net Assets Available for Benefits                              2

Statement of Changes in Net Assets Available for Benefits                    3

Notes to Financial Statements                                            4 - 7

Independent Auditors' Report on the Supplementary Information                8

Schedule of Assets Held for Investment Purposes at End of Year               9

Schedule of Reportable Transactions                                         10

                          INDEPENDENT AUDITORS' REPORT


To The Board of Trustees of
Home Properties Retirement Savings Plan
Rochester, New York

We have audited the accompanying statements of net assets available for benefits of Home Properties Retirement Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the change in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Respectfully Submitted,

/S/ Insero, Kasperski, Ciaccia & Co., P.C.

Insero, Kasperski, Ciaccia & Co., P.C.
Certified Public Accountants

Rochester, New York
May 20, 2002


                                                  HOME PROPERTIES
                                              RETIREMENT SAVINGS PLAN
                                                ROCHESTER, NEW YORK

                                  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                            DECEMBER 31, 2001 AND 2000

ASSETS                                                                          2001                     2000
Investments at Fair Value
  Money Market Funds                                                       $      18,053             $    28,052
  Common Trust Funds                                                                   -               4,750,334
  Common Stock                                                                   984,719                 636,416
  Mutual Funds                                                                 7,684,612               1,324,175
  Participant Notes                                                              337,391                 258,863

Total Investments at Fair Value                                                9,024,775               6,997,840

Receivables
  Employer Contributions                                                         701,571                 612,253
  Participant Contributions                                                      144,955                 115,263
  Participant Loans                                                               10,514                  10,668
  Other                                                                                -                   7,968

Total Receivables                                                                857,040                 746,152

Total Assets                                                                   9,881,815               7,743,992

Liabilities                                                                        2,667                     479

Net Assets Available for Benefits                                           $  9,879,148             $ 7,743,513

See Notes to Financial Statements.


                                                 HOME PROPERTIES
                                            RETIREMENT SAVINGS PLAN
                                               ROCHESTER, NEW YORK

                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                       FOR THE YEAR ENDED DECEMBER 31, 2001

ADDITIONS:
Additions to Net Assets Attributed to:
    Interest and Dividends                                                                        $   90,525
    Net Appreciation in Fair Value of
            Investments                                                                              122,246

                                                                                                     212,771

Contributions
    Employer                                                                                         750,903
    Employee                                                                                       1,890,348
    Rollover                                                                                         761,862

                                                                                                   3,403,113

Total Additions                                                                                    3,615,884

DEDUCTIONS:

Deductions from Net Assets Attributed to:
    Benefits Paid to Participants                                                                  1,402,804
    Excess Contributions Refunded to Participants                                                     14,462
    Administrative Expenses                                                                           62,983

Total Deductions                                                                                   1,480,249

Net Change in Assets Available for Benefits                                                        2,135,635

Net Assets Available for Benefits - Beginning                                                      7,743,513

Net Assets Available for Benefits - Ending                                                       $ 9,879,148

See Notes to Financial Statements.


                                 HOME PROPERTIES
                             RETIREMENT SAVINGS PLAN
                               ROCHESTER, NEW YORK

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000

Note 1        Description of Plan

     The following description of the Home Properties Retirement Savings Plan(the Plan) is provided for general information purposes only. Participants should refer to the Plan document, as amended, for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan covering all employees of Home Properties of New York, Inc. who are 21 years of age or older and who have completed one year of service. Effective October 23, 2000, the Plan was amended to change the service requirement to a waiting period of no more than one month. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Exeter Trust acts as the Trustee of the Plan. State Street Bank and Trust serves as the custodian and Burke Group serves as the third party administrator for the Plan.

     Contributions

     Each year, participants may contribute up to 15 percent of pretax annual compensation and separate elective deferrals out of any bonus, up to 100% of each bonus, subject to statutory limitations, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eight investment options for participants. The Company contributes 75% of salary-reduction contributions up to a maximum of 3% of participant compensation. Additional profit sharing amounts may be contributed at the option of the Company's board of directors. Contributions are subject to certain limitations.

     Participant Accounts

     A separate account is maintained for each of the participants. Each participant's account is credited with an allocation of: (1) his or her tax deferred contribution, (2) the company's contributions, (3) Plan earnings, and (4) forfeitures of terminated participants' non-vested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Vesting

     Participants are immediately vested in their contributions plus actual earnings thereon. The Plan provides for vesting in the employer contribution account of 20% after two years, 40% after three years, 60% after four years, 80% after five years, and 100% after six years of service.

                                 HOME PROPERTIES
                             RETIREMENT SAVINGS PLAN
                               ROCHESTER, NEW YORK

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000

Note 1        Description of Plan - Continued

     Participant Loans

     Participants may borrow from their accounts a minimum of $1,000 to a maximum equal to the lessor of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or longer for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate plus one percent (1%) in effect on the first day of the month in which the loan is made. Interest rates range from 5.75% to 10.5% for the current outstanding notes. Principal and interest is paid ratably through weekly or semi-monthly payroll deductions.

     Payment of Benefits

     The Plan provides for normal retirement benefits upon reaching age 65 and has provisions for early retirement, disability, death and termination benefits for those participants who are eligible to receive such benefits.

     On termination of service, a participant may elect to receive:

     (1) A lump sum  amount  equal to the  value of his or her  account,  or

     (2)Annual installments over a period of time not to exceed 15 years.

     Forfeitures

     In accordance with the Plan document, forfeitures of non-vested employer contributions are used to reduce future employer contributions. At December 31, 2001 and 2000, forfeited non-vested accounts totaled approximately $39,574 and $41,927, respectively.

     Reclassification

     To conform with financial statement groupings in 2001, certain items reported in 2000 have been reclassified for comparative purposes. This reclassification has no effect on changes in net assets for 2000.

Note 2        Significant Accounting Policies

     Basis of Accounting

     The accompanying financial statements and supplemental schedules have been prepared on the accrual basis of accounting.

     Plan Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                 HOME PROPERTIES
                             RETIREMENT SAVINGS PLAN
                               ROCHESTER, NEW YORK

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


Note 2        Significant Accounting Policies - Continued

     Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Quoted market prices are used to value investments. Participant notes receivable are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a settlement-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the date received.

     Payment of Benefits

     Benefits are recorded when paid.

Note 3        Investments

     The following presents investments that represents 5 percent or more of the Plan's net assets:



                                                                                                 December 31,

                                                                                        2001                  2000
              Home Properties of New York, Inc.
                  31,162 and 22,780 shares, respectively                            $   984,719              $     636,416
              Stable Income Collective Investment Trust,
                  -0- and 59,970 shares, respectively                               $         -              $     787,999
              All-Equity Collective Investment Trust,
                  -0- and 95,038 shares, respectively                               $         -              $   1,416,069
              Reduced Volatility Collective Investment Trust,
                  -0- and 52,730 shares, respectively                               $         -              $     842,099
              Long-Term Growth Collective Investment Trust,
                  -0- and 94,729 shares, respectively                               $         -              $   1,704,166
              Vanguard Index S&P 500 Portfolio,
                  13,455 and 8,735 shares, respectively                             $ 1,424,743              $   1,064,492
              Vanguard Small Cap Index Fund,
                  29,781 and -0- shares, respectively                               $   590,253              $          -
              Exeter Blended Assets Series I,
                  94,961 and -0- shares, respectively                               $ 1,037,923              $          -
              Exeter Blended Asset Series II,
                  147,803 and-0- shares, respectively                               $ 1,933,266              $          -
              Exeter Maximum Horizons Class A
                  102,400 and -0- shares, respectively                              $ 1,382,395              $          -
              Federated Capital Preservation Fund,
                  94,604 and -0- shares, respectively                               $ 1,312,171              $          -

                                 HOME PROPERTIES
                             RETIREMENT SAVINGS PLAN
                               ROCHESTER, NEW YORK

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


Note 3        Investments - Continued

     During 2001, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

              Net Appreciation (Depreciation) in Fair Value
                    Common Stock                                   $   108,189
                    Mutual Funds                                        16,724
                    Other                                               (2,667)

              Net Appreciation (Depreciation) in Fair Value        $   122,246

Note 4        Related-Party Transactions

     Certain Plan investments are shares of common stock of Home Properties of New York, Inc., the Plan Sponsor. Therefore, this investment qualifies as a party-in-interest. The common stock is valued at its quoted market price.

Note 5        Plan Termination

     Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and all plan assets would be distributed to participants.

Note 6        Tax Status

     In October, 1993, the Company adopted a prototype plan which received a favorable determination letter from the Internal Revenue Service in April, 1993 stating that the Plan qualifies under the applicable provisions of the Internal Revenue Code, including Section 401(k). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 7        Subsequent Event

     In January, 2002 the plan changed their trustee and custodian to Fidelity Investments.

                          INDEPENDENT AUDITORS' REPORT
                        ON THE SUPPLEMENTARY INFORMATION


To the Board of Trustees of
Home Properties Retirement Savings Plan
Rochester, New York

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held for investment purposes at end of year and, reportable transactions, as of or for the year ended December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully Submitted,

/S/ Insero, Kasperski, Ciaccia & Co., P.C.

Insero, Kasperski, Ciaccia & Co., P.C.
Certified Public Accountants

Rochester, New York
May 20, 2002


                                                  HOME PROPERTIES
                                              RETIREMENT SAVINGS PLAN
                                                ROCHESTER, NEW YORK

                                            EIN#: 16-1455130-PLAN #001

               SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                                 DECEMBER 31, 2001

a                  b                                                c                        d                     e

                                                         Description of Investment
                                                      Including Maturity Date, Rate of
                                                        Interest, Collateral, Par of
           Identity of Issue, Borrower,                        Maturity Value                  Cost        Current Value
              Lessor of Similar Party
           Money Market Funds
              SSGA Funds - U.S. Treasury MMF                    18,067 Shares                $  18,067        $  18,053
>>
           Corporate Stocks
              Home Properties of
                    New York, Inc.                              31,162 Shares                  886,189          984,719

           Mutual Funds
              Vanguard Small Cap
                Index Fund                                      29,781 Shares                  596,911          590,253
           Vanguard Index S&P
                500 Portfolio                                   13,455 Shares                1,608,264        1,424,743
           Vanguard Bond
                Index Fund                                         381 Shares                    3,911            3,861
           Federated Capital
                Preservation Fund                               94,605 Shares                1,241,323        1,312,171
           Exeter Blended
                Asset Series I                                  94,961 Shares                1,027,528        1,037,923
           Exeter Blended
                Asset Series II                                147,803 Shares                1,912,698        1,933,266
           Exeter Maximum Horizons
                Class A                                        102,400 Shares                1,373,180        1,382,395

                                                                                             7,763,815        7,684,612
           Participant Loans
               Participant Notes                     Interest ranging from
                                                     5.75% to 10.5%,
                                                     Due From January,
                                                     2002 through November
                                                     2007.  Collateralized by
                                                     remaining balance of
                                                     participant's account.                    337,391          337,391

           Total Assets Held for Investment Purposes                                        $9,005,462       $9,024,775

                                HOME PROPERTIES
                            RETIREMENT SAVINGS PLAN
                              ROCHESTER, NEW YORK

                           EIN#: 16-1455130 PLAN #001

            SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001





None

                                                                EXHIBIT 99-2




                       CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the Registration Statement on Form S-8 to be filed by Home Properties of New York, Inc. with respect to the Home Properties Retirement Savings Plan of our report dated May 20, 2002, with respect to the financial statements and schedules of the Home Properties Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Sincerely,

/S/ Insero, Kasperski, Ciaccia & Co., P.C.

Insero, Kasperski, Ciaccia & Co., P.C.
Certified Public Accountants

Rochester, New York
June 24, 2002